FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1  Report of Voting Results at Annual and Special Meeting
      June 30, 2006

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: June 30, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Report of Voting Results at Annual and Special Meeting
      June 30, 2006


GOLD RESERVE INC.
Annual and Special Meeting of Shareholders
June 30, 2006

REPORT OF VOTING RESULTS

Section 11.3 National Instrument 51-102 - Continuous Disclosure Obligations

June 30, 2006

Common Shares represented at the meeting				13,953,278 or 35%
Total outstanding (Class A and Class B) Common Shares
       as at record date:						39,816,817

The matters voted upon at the Meeting and the results of the voting were as follows:


General Business           Outcome of Vote    Votes For     Votes Withheld
1. Election of Directors
The election of Rockne
J. Timm, A. Douglas
Belanger, James P.              FOR           13,794,265        159,013
Geyer, James H.
Coleman, Patrick D.
McChesney, Chris D.
Mikkelsen, and Jean
Charles Potvin as
directors.

2. Appointment of Auditor
The appointment of
PricewaterhouseCoopers LLP      FOR           13,917,358         35,920
as auditor until the close
of the next annual meeting
or until a successor is
appointed.


Special Business           Outcome of Vote    Votes For      Votes Against
3. The issuance of 100,000
Class A common shares for
purchase by the KSOP Plan.      FOR           12,939,226      1,014,052

For additional information please see the Circular dated May 4, 2006.


June 30, 2006

/s/ Robert A. McGuinness
Vice President Finance and CFO